# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 89bio, Inc., CIK 0001785173
CUSIP: 282559103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 655 MONTGOMERY STREET, SUITE 1500, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 09/26/2025
Filed by CIK 0001535978
Persons authorized to receive notices and communications: Robert Atchinson, Adage Capital Partners GP, L.L.C., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116, 617-867-2800

## Reporting persons
- Adage Capital Management, L.P. (CIK 0001535978): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,097,587; sole dispositive power 0; shared dispositive power 9,097,587; aggregate amount beneficially owned 9,097,587 (6.13% of the class)
- Robert Atchinson (CIK 0001403404): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,097,587; sole dispositive power 0; shared dispositive power 9,097,587; aggregate amount beneficially owned 9,097,587 (6.13% of the class)
- Phillip Gross (CIK 0001403413): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,097,587; sole dispositive power 0; shared dispositive power 9,097,587; aggregate amount beneficially owned 9,097,587 (6.13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: 89bio, Inc.
Address of issuer's principal executive offices: 655 MONTGOMERY STREET, SUITE 1500, SAN FRANCISCO, California (CA), 94111
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of 89bio, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

i. Adage Capital Management, L.P., a Delaware limited partnership ("ACM"), as the investment manager of Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), with respect to the shares of Common Stock directly held by ACP;

ii. Robert Atchinson ("Mr. Atchinson"), as (i) managing member of Adage Capital Advisors, L.L.C., a Delaware limited liability company ("ACA"), managing member of Adage Capital Partners GP, L.L.C., a Delaware limited liability company ("ACPGP"), general partner of ACP and (ii) managing member of Adage Capital Partners LLC, a Delaware limited liability company ("ACPLLC"), general partner of ACM, with respect to the shares of Common Stock directly held by ACP; and

iii. Phillip Gross ("Mr. Gross"), as (i) managing member of ACA, managing member of ACPGP and (ii) managing member of ACPLLC, general partner of ACM, with respect to the shares of Common Stock directly held by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
Present principal occupation or employment: The principal business of ACM is to serve as investment manager to ACP. The principal business of each of Messrs. Atchinson and Gross is the management of investments in securities.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
ACM consented to an Order Instituting Cease-And-Desist Proceedings ("Order") by the Securities and Exchange Commission ("SEC"). The Order was issued on September 25, 2024. In the Order, the SEC found violations (i.e., late filings) of Sections 13(d) and 16(a) of the Act and Rules 13d-1 and 16a-3 promulgated thereunder in 2020 and 2021 with respect to two separate issuers of securities held by ACP. Without admitting or denying any wrongdoing, ACM agreed to cease and desist from committing or causing any violations or future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1 and 16a-3 thereunder, and paid a civil money penalty in the amount of $200,000. The Order notes that there is no state of mind requirement for violations of Section 16(a) and 13(d) of the Act and the rules thereunder and that the failure to timely file a required report, even if inadvertent, constitutes a violation. The Order further notes that, in determining to accept the offer, the SEC considered certain remedial acts undertaken by ACM and cooperation afforded to SEC staff. ACM has since implemented additional policies and procedures to protect against future inadvertent Section 13 and Section 16 violations. Except as described above, during the last five years no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.
Citizenship: ACM is a Delaware limited partnership. Messrs. Atchinson and Gross are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the 9,097,587 shares of Common Stock to which this Schedule 13D relates were derived from working capital of ACP made in the ordinary course of business. A total of approximately $125,505,893, inclusive of commissions, was paid to acquire the 9,097,587 shares of Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the shares of Common Stock pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity. Accordingly, the Reporting Persons may not be eligible to report this position on a Schedule 13G. See Colish, Faith (No-Act., Available March 24, 1980). On September 18, 2025, the Issuer filed a Current Report on Form 8-K disclosing it had entered into an Agreement and Plan of Merger and Reorganization dated as of September 17, 2025 (the "Merger Agreement") with Roche Holdings, Inc., a Delaware corporation ("Parent"), and Bluefin Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent. The transactions contemplated by the Merger Agreement are hereinafter referred to as the "Proposed Transaction".

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the shares of Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the terms of the Proposed Transaction and any other offers or developments related thereto, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 148,492,428 shares of Common Stock outstanding as of September 16, 2025, as reported in the Merger Agreement attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 18, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock within the past sixty (60) days by the Reporting Persons, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

## Signatures
- Adage Capital Management, L.P.: /s/ Robert Atchinson, By: Adage Capital Partners LLC, its General Partner, By: Robert Atchinson, its Managing Member (10/03/2025)
- Robert Atchinson: /s/ Robert Atchinson, Robert Atchinson, Individually (10/03/2025)
- Phillip Gross: /s/ Phillip Gross, Phillip Gross, Individually (10/03/2025)